Exhibit 99.2

MINEFINDERS CORPORATION LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Minefinders Corporation Ltd. (the “Corporation”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Circular to the Meeting include any adjournment or adjournments thereof. This material was first sent to shareholders on or about March 31, 2011. The Corporation will bear all costs in connection with the printing and mailing of the enclosed materials as well as the cost of solicitation of proxies. To the extent necessary to assure adequate representation at the Meeting, solicitation of proxies may be made by directors, officers and regular employees of the Corporation directly as well as by mail and by telephone. In addition, the Corporation has engaged Georgeson Shareholder Communications Canada Inc. to assist in the solicitation of proxies for estimated fees of Can.$40,000 plus expenses.

The Board of Directors of the Corporation has fixed the close of business on March 21, 2011 as the record date for the purpose of determining shareholders entitled to receive notice of, and to vote at, the Meeting. Each matter submitted to the Meeting requires a majority of the votes cast on the matter for it to be approved.

Unless otherwise stated, the information contained in this Circular is as of March 3, 2011. All dollar amounts referenced in this Circular are expressed in United States dollars unless otherwise indicated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons designated in the accompanying form of proxy are directors and officers of the Corporation. A shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy to represent him or her at the Meeting. The person need not be a shareholder. This right may be exercised either by inserting in the space provided the name of the other person a shareholder wishes to appoint or by completing another proper form of proxy. Shareholders who wish to be represented at the Meeting by proxy must deposit their form of proxy prior to the time of the Meeting at the office of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or bring the proxy to the meeting and deliver it to the Chairman or Secretary of the Corporation prior to commencement of the meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited at the office of the Corporation (Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, Attention: Corporate Secretary) or at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

Common shares of the Corporation (the “Common Shares”), represented by a valid proxy in favour of the person or persons designated in the enclosed form of proxy, will be voted or withheld from voting in accordance with the instructions given on any ballot which may be called for in respect of matters referred to in the accompanying Notice of Meeting and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted in accordance with the specification so made. The Common Shares will be voted in favour of any matter for which no specification has been made.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the Notice of Meeting and other matters that may properly come before the Meeting. Management is not aware of any amendments to matters identified in the Notice of Meeting or of any other matters that are to be presented for action. If any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING BY REGISTERED AND NON-REGISTERED SHAREHOLDERS

A holder of Common Shares may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a “registered” shareholder and his or her name and address are maintained by the Corporation through its transfer agent, Computershare Investor Services Inc. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a “non-registered” or “beneficial” shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of share ownership.

A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to the Corporation and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder’s latest proxy will be valid.

Most shareholders of the Corporation are “non-registered” or “beneficial” shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency, such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation, in which the intermediary is a participant. Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but not otherwise completed. These are procedures to permit the non-registered holders to direct the voting of the Common Shares which they beneficially own.

If a non-registered holder wishes to attend and vote in person at the Meeting, he or she must insert his or her own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of March 3, 2011, 79,765,506 Common Shares in the capital of the Corporation were issued and outstanding. Each Common Share entitles the holder to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 21, 2011. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend the Meeting and vote in person the Common Shares held by them or to vote the Common Shares held by them by proxy, provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent prior to the Meeting or to the Chairman or Secretary prior to the commencement of the Meeting.

As of March 3, 2011, based on information available to the Corporation, no shareholder beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10 per cent or more of the voting rights attached to any class of voting securities of the Corporation.

ELECTION OF DIRECTORS

Under the articles of the Corporation, the Board of Directors may consist of a minimum of three and a maximum of nine directors. At present there are five directors and the Board of Directors has fixed the number of directors at five for the term of office commencing with this election. At the Meeting, the five persons named hereunder will be proposed for election as directors of the Corporation. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the persons named hereunder. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his successor is duly elected.

The following table sets out certain information with respect to all persons proposed to be nominated by management for election as directors. The shareholders can vote for or withhold voting on the election of each director on an individual basis.

Name and place of residence	Principal occupation, business or employment within the last five years	Director since	Common Shares owned, controlled or directed (1)
Mark H. Bailey Washington, U.S.A.	President and Chief Executive Officer of the Corporation	July 27, 1995	595,005
James M. Dawson (2)(3)(5) British Columbia, Canada	President, Dawson Geological Consultants Ltd.	March 18, 1996	Nil
W. Robert Gilroy (3)(4)(5) Alberta, Canada	Advisor to the mining industry since August 2008; from May 2003 until July 2008 Vice-President, Operations for Nuna Logistics Limited, a private company providing heavy construction services in Northern Canada	November 8, 2010	Nil
H. Leo King (2)(3)(4)(5)(6) British Columbia, Canada	President, H. Leo King & Associates Inc., a geological consulting services company; President, International Barytex Resources Ltd., a mining company, until October 1, 2009	May 15, 1996	66,010
Robert L. Leclerc (2)(3)(4) Nevada, U.S.A.	Business consultant; Chairman of the Corporation	March 27, 1997	180,000

(1)	Information respecting holdings of Common Shares has been provided by individual directors.
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating Committee
(5)	Member of the Technical and Commercial Oversight Committee
(6)
Mr. King is a director and chief executive officer of Pacific Imperial Mines Inc., which company was the subject of a cease trade order issued by the British Columbia Securities Commission on November 6, 2008 for failure to file financial statements as required. The cease trade order was revoked on June 25, 2010 with the filing of these statements and Pacific Imperial Mines Inc. was reinstated for trading on October 12, 2010.

GOVERNANCE PRACTICES

Board of Directors

In compliance with the requirements of the Business Corporations Act (Ontario), under which the Corporation was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Corporation. In exercising their powers and discharging their duties, they are required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board has adopted a written mandate, the text of which is set out below.

Summary

The Board is responsible for the stewardship of the Corporation, for ensuring that the interests of shareholders, creditors, employees and the community are properly served, and ensuring that the Corporation acts in a lawful, ethical and responsible manner.

Responsibilities

(1)	To act honestly and in good faith with a view to the best interests of the Corporation.

(2)	To exercise the care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

(3)	Consistent with its responsibilities to its employees and other stakeholders, to the communities within which it works, and to their governments, to further the interests of the shareholders.

(4)	To consider opportunities and risks of the business and strategic alternatives, and to select and approve an annual strategic plan.

(5)	To approve an annual operating plan and any capital budget plans.

(6)	To ensure that the Corporation has effective internal control and management information systems.

(7)	To select a chief executive officer, approve all key executive appointments, and to monitor the executive development process to ensure management continuity.

(8)	To satisfy itself as to the integrity of the executive officers and to ensure that they create a culture of integrity throughout the Corporation.

(9)	To appoint a chairman of the Board.

(10)	To make certain that the technical basis of business decisions is sound, so as to prevent, to the greatest extent possible, economic or other error.

(11)	To ensure that the Corporation has the financial and other resources sufficient to meet its commitments to lenders, employees, and other stakeholders.

(12)	To take action, separate from management, on issues that by law or practice require the independent action of the Board or one of its Committees.

(13)
To ensure that the Corporation has effective programs in place to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

(14)
To ensure that the Corporation has an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities and, through its Chairman, receive and consider responses and other communications.

Composition of the Board

Director	Independent or Not Independent	Directorships in other public companies	Attendance at meetings (1)
Mark H. Bailey (2)	Not Independent	Dynasty Metals & Mining Inc.; Entree Gold Inc.; Northern Lion Gold Corp.	11
James M. Dawson	Independent	Kivalliq Energy Corporation; Wealth Minerals Ltd.; Wolverine Minerals Corp.	10
W. Robert Gilroy	Independent	None	2
H. Leo King	Independent	Pacific Imperial Mines Inc.	11
Robert L. Leclerc	Independent	Quest Rare Minerals Ltd.	11

(1)	There were 11 Board meetings in 2010. Mr. Gilroy became a director on November 8, 2010 and attended the two meetings held subsequent to his appointment.
(2)	Mr. Bailey is President and Chief Executive Officer of the Corporation and, therefore, is not independent.

There is a majority of independent directors. The independent directors do not hold separate, regularly-scheduled meetings which only they attend. However, when the Board considers it appropriate, management is asked to step out of Board meetings so that independent directors may meet in executive session. No such executive sessions were considered necessary during the financial year ended December 31, 2010.

Robert L. Leclerc is the independent Chairman of the Board of Directors. His role and responsibilities, which are set out in a written position description, include leading the Board in the performance of its duties; monitoring and reporting to the Board on the effectiveness of the Board, its committees and each director; leading the Board’s assessment of the performance of the Chief Executive Officer and his management team; and taking the lead in the Corporation’s adherence to the highest standards of corporate governance.

Mark H. Bailey is the President and Chief Executive Officer of the Corporation. His responsibilities are set out in a written position description developed in consultation between Mr. Bailey and the Board.

Committees of the Board

There are four committees of the Board: Audit, Compensation, Nominating, and Technical and Commercial Oversight.

The Audit Committee consists of three independent directors, Robert L. Leclerc (Chairman), James M. Dawson and H. Leo King. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee.

The Committee meets regularly with the Chief Executive Officer, the Chief Financial Officer and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Committee reviews and recommends to the Board for approval the annual financial statements and Management’s Discussion and Analysis (“MD&A”), reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities.

Additional information regarding the Corporation’s Audit Committee is contained in the Corporation’s Annual Information Form (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee Charter is attached as an Appendix to the AIF. The AIF is available on SEDAR at www.sedar.com or may be obtained without charge by writing to the Corporation at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

The Compensation Committee consists of all four independent directors, James M. Dawson (Chairman), W. Robert Gilroy, H. Leo King and Robert L. Leclerc. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee operates independently of management and has full authority to require management to perform studies and furnish any information it requires in performance of its duties. The process followed by the Committee in respect of compensation and compensation arrangements is described under “Compensation Discussion and Analysis”.

The Nominating Committee consists of three independent directors, H. Leo King (Chairman), W. Robert Gilroy, and Robert L. Leclerc. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The Committee’s responsibilities include annually considering the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending qualified persons to be nominated for election or re-election to the Board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; and providing orientation programs for new directors and continuing development programs for existing directors. Under the direction of the Committee Chairman, members communicate as appropriate and, when required, hold formal meetings. The Committee meets in the absence of members of management and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

The Technical and Commercial Oversight Committee consists of three independent directors, W. Robert Gilroy (Chairman), James M. Dawson and H. Leo King, each of whom has special knowledge, expertise and experience in the mining industry. There is no written position description for the Chairman of the Committee. The Chairman is responsible for setting the agenda for meetings of the Committee, ensuring that members have the information required to discharge the Committee’s responsibilities, overseeing the operation of the Committee and reporting to the Board on the Committee’s decisions and recommendations. The Committee’s duties and responsibilities are specified in the Committee’s Charter. The responsibilities of this Committee include considering and evaluating technical studies prepared by or for the Corporation; recommending to the Board annual mine plans and budgets derived from those plans; evaluating long-term mine plans; and reviewing the impact of proposed changes in applicable laws, emerging practices and other technical initiatives in the mining industry. The Committee has the authority to engage and compensate a third party to provide consulting and technical services. The Board may engage any of the Committee members to perform similar services for the Committee at rates consistent with prevailing industry rates for such services.

Orientation, Education and Effectiveness

As part of an orientation program provided by the Nominating Committee, new directors are provided with a complete set of the Corporation’s public filings for the previous twelve months and meet with the Chief Executive Officer and Chief Financial Officer to review the Corporation’s business, operations and finances. They are also encouraged to visit the Corporation’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation. In addition to the responsibilities assumed by the Committees of the Board, it is the continuing obligation of the Chairman of the Board and the Chief Executive Officer and his senior executives to bring to the Board’s attention all developing issues, risks and opportunities, and proposed regulations that may have an impact on the Corporation, its business and its operations. Individual directors, with assistance from the Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Three of the five directors have additional responsibilities to maintain their particular professional standings and competence. Any director may, with Nominating Committee approval, attend an educational course at the Corporation’s expense.

As noted in “Composition of the Board”, in addition to the Nominating Committee’s responsibilities, the Chairman of the Board is responsible for monitoring and reporting to the Board on his assessment of the effectiveness of the Board, its committees and each director. This is not a formal process of assessment, but this matter is considered each year when the Board considers the number of directors and identifies the specific nominees for election that it wishes to recommend to the shareholders. Additionally, the Chairman of the Board routinely communicates with the three other independent directors, each of whom is the Chairman of a Board Committee. He secures comment as to their requirements and views regarding specific committee activities and addresses these appropriately. Given the size of the Board (five directors) and the open nature of communication between and among directors, the Board believes that is adequate for governance purposes.

Code of Ethics

The Board has adopted a written Code of Ethics (the “Code”), which is available on SEDAR at www.sedar.com. Alternatively, copies may be obtained without charge by writing to the Corporation at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. The Board does not actively monitor compliance with the Code, but requires prompt notification of apparent or real breaches so that it may investigate and take action. The Board recognises its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code has been circulated to all employees, all of whom understand that it will be enforced.

Whistleblower Policy

The Corporation has adopted a Whistleblower Policy which allows its directors, officers and employees who believe that a violation of the Code has occurred or who have concerns regarding corporate accounting practices, internal controls or auditing to report such violation or concerns on a confidential basis. Reports can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Corporation for this purpose. The Chairman of the Audit Committee will be informed of any reported incidents and it is his responsibility to investigate and resolve all reported complaints and allegations.

Potential Conflicts of Interest

When proposed material transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest must be disclosed and the persons who have such an interest are excluded from all discussion on the matter and are not allowed to vote on the proposal. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation philosophy of the Compensation Committee is designed to reward performance and compensate executive officers fairly. The Compensation Committee evaluates each executive officer position to establish skill requirements and levels of responsibility and recommends compensation for the executive officers to the Board.

In establishing compensation objectives for executive officers, the Compensation Committee seeks to motivate executives to achieve important corporate performance objectives and reward them when such objectives are met, recruit and retain highly qualified executive officers, and align the interests of executive officers with the long-term interests of shareholders through participation in stock option plans adopted by the Corporation.

Currently, the Corporation’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, health plan benefits generally available to all employees, and long-term incentive in the form of stock options.

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. Bonus targets are set by the Compensation Committee in collaboration with the Board and consultation with the Chief Executive Officer. In formulating its views and recommendations regarding compensation components, the Compensation Committee may refer to publicly available salary and bonus information but the data is not used to establish the compensation to be paid to the Corporation’s executive officers. The Compensation Committee may also consult independent advisors.

At the end of each year, the Compensation Committee reviews actual performance against the corporate objectives and bonus targets set earlier. The Committee established an aggregate bonus pool amount of $500,000 for 2010 with the following six categories of objectives and targets:

  Operating Performance at Dolores, the Corporation’s principal asset, 50 per cent - The bonus for this category would be paid in full if the Corporation produced 95,750 ounces of gold and 2,462,500 ounces of silver and did so at a cost per gold equivalent ounce of $450, assuming a 65:1 gold to silver ratio. If performance were better, the bonus plan provided for a more generous payout, up to 60 per cent, for an aggregate of $300,000. If performance were less than the target but at least 91,000 ounces of gold and 2,330,000 ounces of silver at no more than $470 per gold equivalent ounce, the bonus plan contemplated a 40 per cent payout.

  Safety Performance at Dolores, 10 per cent - For bonus purposes, mine safety at Dolores was to be based on the frequency of lost time accidents per one million hours worked and would be paid at par if the mine site achieved a level equal to one-half of the 9.4 frequency experienced in 2009

  Financial Resources, 10 per cent - Without any specific, measurable criteria, the Committee determined that this portion of available bonus would be awarded if the Corporation continued to have adequate financial resources to meet its needs.

  Reserves and Resources, 10 percent - The bonus plan mandated the completion of an updated NI 43-101 compliant reserves and resources report no later than as at May 31, 2010 for the Corporation’s La Bolsa development project and, as to Dolores, as soon as reasonably practicable.

  Dolores Mill, 10 percent - The bonus plan contemplated the completion and filing of an NI 43-101 compliant preliminary feasibility study to assess the economic viability of adding a mill at Dolores designed to enhance recoveries and increase annual production capacity.

  La Bolsa Project Development, 10 per cent - The final component of the bonus plan provided for the completion and filing of an NI 43-101 compliant preliminary feasibility study to assess the construction of a mine at La Bolsa.

The Corporation did not achieve the minimum production and cost targets and, accordingly, the Committee decided that no bonus would be paid in respect of operating performance at Dolores. Actual safety experience at Dolores reflected a reduction by 34 per cent compared with 2009 and the Committee determined that 6.6 per cent, amounting to $33,000 of the available bonus, had been earned for this objective.

The test applicable to financial resources was, in the judgment of the Committee, achieved and earned the full potential payout. The Corporation strengthened its balance sheet by extending the term of a portion of its convertible debt from December 2011 to December 2015; the term of its $50 million revolving credit facility was extended from December 2010 to December 2013; and the Corporation completed a Can.$151.5 million equity offering. These steps have assisted in increasing liquidity and, with planned cash flow from operations in 2011, the Corporation is better able to execute the corporate development objectives it has under consideration.

All other targets were met and full payout of the target amount authorized. The Committee noted that, as to the Dolores mill, the Corporation announced the results of a draft preliminary feasibility study and agreed to defer the completion of the actual study results pending additional field work to ensure greater accuracy in the choice of any mill that would be built at Dolores.

The total of all potential bonus earned was $233,000. The Compensation Committee and the Board decided to pay an aggregate of $200,000 in bonuses to the three executives who participated in the program. A fourth executive resigned during 2010 and no amount of the bonus pool was paid to him. There was an addition to the operations team on September 1, 2010 and, although he was not part of the 2010 bonus plan, a discretionary bonus of $50,000 was paid to him. This payment was taken into account by the Committee in determining the amount to be paid to the 2010 plan participants. The amounts paid to them are shown in the Summary Compensation Table. The total bonus amount represented 40 percent of the $500,000 bonus pool amount established by the Compensation Committee for 2010. The Committee believes that this payment fairly reflects the extent of success measured against the bonus targets. All bonus targets are corporate rather than individual. Mr. Bailey did not participate in the decision or in Board deliberations.

Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance, and value to the Corporation. The size of awards made subsequent to the commencement of employment takes into account stock options already held by the individual. Awards are made by the Compensation Committee, which is comprised exclusively of independent directors.

The foregoing factors and criteria are used to assess the appropriate compensation level for the Corporation’s Chief Executive Officer and for the other Named Executive Officers shown in the Summary Compensation Table.

Performance Graph

The following graph, expressed in Canadian dollars, compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index for the period December 31, 2005 to December 31, 2010. The graph assumes an investment of $100 on December 31, 2005 and the reinvestment of dividends paid during the five year period.

The trend shown by this graph does not reflect the trend in the Corporation’s compensation to executive officers over the same period. Over the five years, the Compensation Committee established compensation objectives believed appropriate during the evolution of the Corporation from an exploration company to its current position as an emerging gold and silver producer, and compensation to executive officers increased nominally. The share price of exploration companies and gold and silver producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

Summary Compensation Table

For each of the Chief Executive Officer and Chief Financial Officer and the other most highly compensated executive officer of the Corporation (collectively referred to as the “Named Executive Officers”) in the most recently completed financial year, the following table provides compensation information for the Corporation’s three most recently completed financial years.

Name and principal position	Year	Salary ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Total compensation ($)
Annual incentive plans(2)
Mark H. Bailey President and Chief Executive Officer	2010 2009 2008	365,000 337,500 310,000	227,835 354,010 237,750	80,000 137,407 94,353	672,835 828,917 642,103
Gregory D. Smith Vice President, Finance and Chief Financial Officer	2010 2009 2008	231,337 184,861 179,969	227,835 354,010 237,750	70,000 108,977 78,628	529,172 647,848 496,347
Tench C. Page Vice President, Exploration	2010 2009 2008	225,000 210,000 202,067	227,835 354,010 237,750	50,000 108,977 62,902	502,835 672,987 502,719

(1)
These amounts purport to reflect the value of option grants as of the option grant date, and are consistent with the value recorded in the Corporation’s consolidated financial statements. The grant date fair value was calculated in accordance with CICA Handbook section 3870 using the Black-Scholes option pricing model with, for 2010 an exercise price of Can.$10.02, an expected option life of 59 months, volatility of 52 percent and a risk-free interest rate of 2.38 percent, for 2009 an exercise price of Can.$9.76, an expected option life of 47 months, volatility of 68 percent and a risk-free interest rate of 1.98 percent, and for 2008 an exercise price of Can.$10.58, an expected option life of 56 months, volatility of 50 percent and a risk-free interest rate of 3.13 percent. Whether any value will ever be realized by the option holder is purely speculative.

(2)
Bonuses that were payable for the financial year but were not paid until the succeeding year. The bonuses for 2009 and 2008 were paid in Can.$ and this amount has been calculated using the exchange rate on the date of payment which for 2009 was US$0.94763 per Can.$1.00 on February 25, 2010, and for 2008 was US$0.77657 per Can.$1.00 on March 9, 2009.

Incentive Plan Awards

Outstanding Option-based Awards

The table below provides information for each Named Executive Officer for all awards outstanding at the end of the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the-money options ($)(3)
Mark H. Bailey	150,000 150,000 80,000 50,000	9.00 9.57 9.76 10.02	May 15, 2011 September 5, 2012 May 7, 2013 May 19, 2015	288,000 202,500 92,800 45,000
Gregory D. Smith	80,000 100,000 80,000 50,000	8.76 9.57 9.76 10.02	November 1, 2011 September 5, 2012 May 7, 2013 May 19, 2015	172,800 135,000 92,800 45,000
Tench C. Page	150,000 100,000 80,000 50,000	9.00 9.57 9.76 10.02	May 15, 2011 September 5, 2012 May 7, 2013 May 19, 2015	288,000 135,000 92,800 45,000

(1)	The class of securities underlying all option-based awards is Common Shares.
(2)	All option exercise prices are expressed in Can.$.
(3)	Represents the difference between the market value of the securities underlying the option calculated in Can.$ using $10.92, which was the closing price of the Corporation’s Common Shares on The Toronto Stock Exchange on December 31, 2010, and the exercise price of the options.

Incentive Plan Awards - Value Vested or Earned During the Year

The table below provides information for the Named Executive Officers for the most recently completed financial year.

Name	Option-based awards - Value vested during the year ($)(1)	Non-equity incentive plan compensation - Value earned during the year ($)(2)
Mark H. Bailey	0	80,000
Gregory D. Smith	0	70,000
Tench C. Page	0	50,000

(1)
Options granted to the Named Executive Officers vest when granted. If the options had been exercised on the vesting date there would have been no value realized because the options were granted at market price.

(2)	These are the same amounts reported in the Summary Compensation Table under the column heading “Non-equity incentive plan compensation”.

Termination and Change of Control Benefits

Each Named Executive Officer has entered into an employment agreement with the Corporation. Each agreement is for an indefinite term and provides for lump sum payments on termination of employment. Termination of the individual’s employment by the Corporation in the ordinary course, without cause, or a demotion followed by his voluntarily resignation would trigger termination payments of two times (in the cases of Messrs. Bailey and Page) and 1.5 times (for Mr. Smith) the individual’s salary plus any salary or other benefits which have accrued or been earned. A change of control of the Corporation followed by the termination of the individual’s employment under specified circumstances would trigger payments equal to three times (for Messrs. Bailey and Page) and two times (for Mr. Smith) the total of the individual’s annual base salary plus any salary or other benefits which have accrued or been earned. The specified circumstances include (i) the termination of employment within one year of a change of control or (ii) a voluntary resignation for “good reason” within one year of a change of control. The expression “good reason” is defined to include any one of four acts of employer constructive dismissal: the assignment of lower level status or responsibility, a reduction in base salary, a requirement to relocate, or a change in employee participation in, or benefits under, the Corporation’s benefit plans. Additionally, in the final 30 days of the one-year period referred to above the individuals may resign for any reason or no reason at all and be entitled forthwith to the cash payment calculated as specified above.

If a triggering event for termination had occurred on December 31, 2010, the incremental payments that would have become payable would be, depending on whether this were an ordinary course termination or one in the context of a change of control: for Mr. Bailey $775,200 or $1,155,200; for Mr. Page $478,400 or $708,400; and for Mr. Smith $391,000 or $516,000. No triggering events occurred in 2010.

DIRECTOR COMPENSATION

Director Compensation Table

The table below provides compensation information for the most recently completed financial year for all directors except Mark H. Bailey, who is a Named Executive Officer and who receives no additional compensation for service as a director.

Name	Fees earned ($)(1)	Option-based awards ($)(2)	Total ($)
James M. Dawson	46,104	113,918	160,022
W. Robert Gilroy(3)	7,401	Nil	7,401
H. Leo King	49,015	113,918	162,933
Robert L. Leclerc	98,031	113,918	211,949
Anthonie Luteijn(4)	44,162	113,918	158,080

(1)
With the exception of compensation paid to Mr. Leclerc as Chairman of the Board, directors’ compensation disclosed above is paid in Can.$. These amounts have been calculated at an exchange rate of US$0.9706 per Can.$1.00, being the average exchange rate for the year.

(2)
These amounts purport to reflect the value of option grants as of May 19, 2010, the option grant date, and are consistent with the value recorded in the Corporation’s fiscal 2010 consolidated financial statements. The grant date fair value was calculated in accordance with CICA Handbook section 3870 using the Black-Scholes option pricing model with an exercise price of Can.$10.02, an expected option life of 59 months, volatility of 52 percent and a risk-free interest rate of 2.38 percent. Whether any value will ever be realized by the option holder is purely speculative.

(3)	Mr. Gilroy was appointed a director on November 8, 2010.
(4)	Mr. Luteijn retired from the Board on November 8, 2010.

During the most recently completed financial year, all directors, other than the Chief Executive Officer, received an annual fee of Can.$20,000. The Chairman of the Board received an additional annual fee of $55,000. The Chairman of the Audit Committee received an annual fee of Can.$5,000 and all other Committee Chairmen received an annual fee of Can.$2,500. All directors, except the Chief Executive Officer, received an additional fee of Can.$1,000 for each meeting of directors or of committees that they attended.

Directors are also eligible to participate in the Corporation’s stock option plan. During the most recently completed financial year, the Corporation granted stock options to purchase an aggregate of 150,000 Common Shares to directors, including grants made to the Chief Executive Officer and to Anthonie Luteijn, who retired in November 2010.

Outstanding Option-based Awards

The table below provides information for all directors except Mark H. Bailey, who is a Named Executive Officer, for all awards outstanding at the end of the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the-money options ($)(3)
James M. Dawson	75,000 75,000 40,000 25,000	9.00 9.57 9.76 10.02	May 15, 2011 September 5, 2012 May 7, 2013 May 19, 2015	144,000 101,250 46,400 22,500
H. Leo King	75,000 75,000 40,000 25,000	9.00 9.57 9.76 10.02	May 15, 2011 September 5, 2012 May 7, 2013 May 19, 2015	144,000 101,250 46,400 22,500
Robert L. Leclerc	75,000 75,000 40,000 25,000	9.00 9.57 9.76 10.02	May 15, 2011 September 5, 2012 May 7, 2013 May 19, 2015	144,000 101,250 46,400 22,500

(1)	The class of securities underlying all option-based awards is Common Shares.
(2)	All option exercise prices are expressed in Can.$.
(3)
Represents the difference between the market value of the securities underlying the option calculated in Can.$ using $10.92, which was the closing price of the Corporation’s Common Shares on The Toronto Stock Exchange on December 31, 2010, and the exercise price of the options.

Incentive Plan Awards - Value Vested or Earned During the Year

The table below provides information for all directors except Mark H. Bailey, who is a Named Executive Officer, for the most recently completed financial year.

Name	Option-based awards - Value vested during the year ($)(1)
James M. Dawson	0
H. Leo King	0
Robert L. Leclerc	0
Anthonie Luteijn(2)	0

(1)	Options granted to the directors vest when granted. If the options had been exercised on the vesting date there would have been no value realized because the options were granted at the market price.
(2)	Mr. Luteijn, who retired in November 2010, was granted options in 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has a “fixed ceiling” incentive stock option plan dated April 16, 2003, as amended (the “2003 Plan”).

Under the 2003 Plan, 5,574,000 Common Shares, which represent 7 per cent of the Corporation’s current outstanding capital, were reserved for issuance. As at the date of this Circular, options to purchase 3,395,000 Common Shares, which represent 4.3 per cent of the Corporation’s current outstanding capital, are outstanding. 139,000 Common Shares, which represent less than 1 per cent of the Corporation’s current outstanding capital, are available for future awards of options. 1,212,245 Common Shares, which represent 1.5 per cent of the Corporation’s current outstanding capital, have been issued upon the exercise of options.

Administration of the 2003 Plan and the authority to make grants thereunder have been delegated to the Compensation Committee by the Board of Directors. Grants of stock options may be awarded to directors, officers, employees and consultants of the Corporation and any of its affiliates, and to consultant companies, and it is solely within the discretion of the Compensation Committee to determine who should receive stock options and in what amounts. The Committee may issue a majority of the options to insiders of the Corporation. However, in no case will the number of shares reserved for issuance to any one individual under the 2003 Plan exceed five per cent of the issued and outstanding shares of the Corporation. At the date of the Circular, this would represent 3,988,275 shares.

The exercise price of an option may not be less than the closing trading price of the Corporation’s Common Shares on the last trading day immediately preceding the date on which an option is granted.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option in whole or in part and receive the number of shares which has a total dollar value equal to the number of shares covered by the terminated option multiplied by the difference between the weighted average trading price of the shares on The Toronto Stock Exchange during the five trading days immediately preceding the day of termination and the exercise price per share.

The expiry date of each option is fixed at the time the option is awarded, provided that no option may have a term of greater than ten years. In the event an option holder ceases to be a director, officer, employee or consultant of the Corporation other than by reason of death or disability, his or her option will expire on the earlier of the expiry date and the 90th day following termination of his or her relationship with the Corporation. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause. In the event of the death or disability of an option holder, his or her option will expire six months after the date of death or termination for disability or on the expiry date, whichever is earlier. In the event of a change of control or impending change of control the Compensation Committee may, if it reasonably determines that it is necessary or desirable to do so, deal with outstanding options in a manner that it deems to be fair and reasonable in light of the circumstances.

The Compensation Committee may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events. An option may not be assigned or transferred, except that it will be exercisable by the personal representative of an option holder in the event of an option holder’s death or incapacity. The Corporation will not provide financial assistance to option holders to assist them in exercising their options.

The Board of Directors may amend the 2003 Plan and the terms and conditions of any option awarded thereunder, subject to the approval of The Toronto Stock Exchange, the option holder and, to the extent required by The Toronto Stock Exchange, the Corporation’s shareholders.

The following table sets out information as of the end of the Corporation’s most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,525,000	Can.$9.66	69,000
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,525,000	Can.$9.66	69,000

LIABILITY INSURANCE

The Corporation has purchased liability insurance and has, in addition, agreed to indemnify directors and officers of the Corporation against all costs, charges and expenses reasonably incurred by them in respect of certain proceedings to which they may be made party by reason of their status as directors or officers of the Corporation. The indemnification is extended to directors and officers provided they have acted honestly and in good faith with a view to the best interests of the Corporation and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, on the condition the director or officer had reasonable grounds for believing his conduct was lawful. The amount of the premium paid in respect of directors and officers as a group was $217,465 and the policy coverage is $25,000,000 per claim and in aggregate in any policy year. The first $100,000 of expense for the Corporation per claim is not covered by the policy.

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. KPMG LLP, Chartered Accountants, were first appointed as auditors of the Corporation on July 8, 2008.

APPROVAL OF 2011 STOCK OPTION PLAN

The Meeting has also been called to consider and, if thought appropriate, to pass a resolution approving the 2011 Stock Option Plan (the “2011 Plan”) of the Corporation. In 2003, shareholder and regulatory approval was obtained for the 2003 Plan. Additional information about the 2003 Plan is found elsewhere in this Circular. As only 139,000 Common Shares remain available for the grant of options under the 2003 Plan, implementing the 2011 Plan will allow the Corporation to continue its stock option program.

The maximum number of Common Shares that would be issuable under the 2011 Plan is 6,000,000, which, if approved by shareholders at the Meeting, would represent 7.5 percent of the total number of issued and outstanding Common Shares of the Corporation. On February 15, 2011, the Board approved the adoption of the 2011 Plan, subject to receiving shareholder and regulatory approval. If the 2011 Plan is approved by shareholders at the Meeting, the total number of Common Shares issuable under the 2003 Plan and the 2011 Plan would represent approximately 11.8 percent of the total number of issued and outstanding Common Shares. The 2011 Plan shall be administered by the Compensation Committee of the Board of the Corporation (the “Committee”), which Committee is and shall remain composed entirely of independent directors.

The 2011 Plan is designed to provide an incentive to officers, directors and employees of, and service providers to, the Corporation and thereby increase their interest in the Corporation’s welfare and to provide a means through which the Corporation can attract and retain competent and diligent individuals.

The full text of the 2011 Plan is appended to this Circular as Schedule A. The 2011 Plan has been approved by The Toronto Stock Exchange, subject to shareholder approval. The following is a summary of key elements of the 2011 Plan:

Amendment - The Board may amend, suspend, discontinue or terminate the Plan and any outstanding option granted under the Plan, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Corporation. No amendment to the Plan requiring the approval of the shareholders shall become effective until such approval is obtained.

(a)	The types of amendments that the Board is entitled to make without shareholder approval include the following:

(i)
amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Plan which may be incorrect or incompatible with any other provision thereof;

	(ii)	a change to the vesting provisions of the Plan or any option granted under the Plan; and
	(iii)	a change to the termination provisions of the Plan or any option granted under the Plan which does not entail an extension beyond the original expiry date.

(b)	Shareholder approval shall be required for:

	(i)	an increase to the maximum number of Common Shares issuable under the Plan, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such Common Shares;
(ii)
any change which would have the potential of broadening or increasing the participation of, or the benefit to, insiders, including a reduction in the exercise price, an extension of the term of an option grant, and an amendment to the insider participation limit;

	(iii)	the addition of any form of financial assistance;
	(iv)	any amendment to a financial assistance provision which is more favourable to participants;
	(v)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
(vi)
any amendment that may lead to significant or unreasonable dilution in the Corporation’s outstanding Common Shares or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders; and

	(vii)	any amendment to the amending provisions of the Plan.

Assignability - Options granted under the 2011 Plan cannot be transferred by an option holder other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

Cessation - The term during which each option may be exercised shall be determined by the Committee and all rights pursuant to an option shall expire on the date designated by the Committee or (i) ten days after termination of an option holder for cause, (ii) 90 days after termination of an option holder other than for cause, (iii) 90 days after an option holder resigns, (iv) three years after an option holder retires, if the option holder had reached 62 years of age and completed five years of service at the time of retirement, and (v) 180 days after an option holder’s death. In all cases of termination, the right of the option holder to exercise an option shall not continue past the expiry date specified at the time of grant.

Eligibility - Officers, directors and employees of, and third parties engaged to render services to, the Corporation and its subsidiaries shall be eligible for grants under the 2011 Plan. The Committee, in its sole discretion, will determine who will receive grants under the 2011 Plan.

Exercise price - The exercise price of each option granted shall not be less than the closing market price of the Common Shares of the Corporation on The Toronto Stock Exchange on the day before the option is granted or, if there is no sale on such date, then the closing price on the last previous day on which a sale is reported.

Financial assistance - Financial assistance will not be provided to participants to facilitate the purchase of Common Shares under the 2011 Plan.

Insider participation - The 2011 Plan limits insider participation. The aggregate number of Common Shares:
(i)        issued to insiders of the Corporation, within any one year period, and
(ii)       issuable to insiders of the Corporation, at any time,

under the 2011 Plan or combined with all other security-based compensation arrangements of the Corporation cannot exceed 10 percent of the Corporation’s total issued and outstanding Common Shares.

Maximum issuable to one person - The 2011 Plan provides that no individual shall receive options covering, in total, more than 5 percent of the issued and outstanding Common Shares.

Term - The Committee will set the term of an option at the time a grant is made under the 2011 Plan but in no event shall an option be exercisable in whole or in part more than 10 years from the date it is granted.

Vesting - At the time of a grant of an option under the 2011 Plan, the Committee will set the time in which the option will vest.

Exercise of options - Options under the 2011 Plan may be exercised by payment of the exercise price in cash. Options under the 2011 Plan may also be exercised by surrendering to the Corporation options covered by a grant and, instead of receiving the total number of Common Shares covered by the grant, receiving Common Shares having a value equal to the difference between the volume weighted average trading price of the Common Shares on The Toronto Stock Exchange during the five trading days immediately preceding the surrender date and the exercise price of the option. For an illustration of the cashless exercise feature, see section 7 of the 2011 Plan.

Other information - Any Common Shares subject to an option which is granted under the 2011 Plan and which is cancelled for any reason, including Common Shares subject to that portion of an option deemed cancelled in satisfaction of a cashless exercise, shall be returned to the pool of Common Shares available for the grant of future options under the 2011 Plan.

For the 2011 Plan to become effective, the following resolution must be passed by a majority of the votes cast at the Meeting:

“WHEREAS on February 15, 2011 the Board of Directors of the Corporation approved the adoption of the 2011 Stock Option Plan (the “2011 Plan”) for the benefit of officers, directors and employees of, and service providers to, the Corporation and its subsidiaries; and

AND WHEREAS there will be a maximum of 6,000,000 Common Shares of the Corporation issuable under the 2011 Plan.

BE IT RESOLVED THAT:

1.	The 2011 Plan of the Corporation as disclosed in this Circular and in the form appended as Schedule A to this Circular be and it is hereby approved, ratified and confirmed; and

2.
Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver all documents and to do all such further acts and things as such director or officer may determine to be necessary or advisable to give full effect to the intent and purpose of this resolution.”

The Board recommends that shareholders pass the resolution approving the 2011 Plan. Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote for the resolution.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s comparative audited consolidated financial statements and MD&A for the financial year 2010, which are available on SEDAR at www.sedar.com or may be obtained without charge by writing to the Corporation at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3. Other information is also available on SEDAR at www.sedar.com and on the Corporation’s website at www.minefinders.com.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

Dated at Vancouver, British Columbia this 3rd day of March, 2011.

ON BEHALF OF THE BOARD

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

SCHEDULE A

MINEFINDERS CORPORATION LTD.

2011 STOCK OPTION PLAN
(the “Plan”)

1.	Purpose

The purpose of the Plan is to provide an incentive to officers, directors and employees of, and service providers to, Minefinders Corporation Ltd. (the "Corporation") and its subsidiaries to encourage their ownership of shares in the Corporation and thereby increase their interest in the Corporation's welfare and to provide a means through which the Corporation can attract and retain competent and diligent individuals.

2.	Administration

The Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of the Corporation. Each member of the Committee shall at all times be an “independent” director within the meaning of applicable Canadian securities laws and regulations. Day-to-day administration of the Plan may be delegated by the Committee to such officers or employees of the Corporation as the Committee considers appropriate.

The Committee may, from time to time and subject to the terms of the Plan, grant share options to such eligible persons and with respect to such number of shares in the common share capital of the Corporation as the Committee, in its sole discretion, may determine.

Subject to the provisions of the Plan, the Committee shall be authorized to interpret the Plan and the grants made under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The determinations of the Committee in the administration of the Plan, as described herein, shall be final and conclusive.

3.	Shares Subject to the Plan

Subject to adjustment as provided in paragraph 12, an aggregate of 6,000,000 common shares of the Corporation (the “Shares”) will be available for issuance upon the exercise of options granted under the Plan. Any Shares subject to an option which has been granted under the Plan and which has been cancelled or terminated for any reason, including Shares subject to that portion of an option deemed cancelled in satisfaction of a cashless exercise, shall be returned to the pool of Shares available for the grant of future options under the Plan.

4.	Eligibility

Officers, directors and employees of, and third parties engaged to render services to, the Corporation and its subsidiaries (“eligible persons”) shall be eligible for grants under the Plan but no single person shall receive options covering, in total, more than 5 percent of the issued and outstanding Shares.

The aggregate number of Shares:

(i)	issued to insiders of the Corporation within any one year period, and

(ii)	issuable to insiders of the Corporation, at any time,

under the Plan or combined with all other security-based compensation arrangements of the Corporation, cannot exceed 10 percent of the Corporation’s total issued and outstanding Shares.

The term "subsidiaries" shall mean any corporation in which the Corporation owns 50 percent or more of the total combined voting shares of all classes of share capital at the time a grant of an option is made to an eligible person, or at any time when such person is by the terms of the Plan eligible to exercise a grant.

5.	Price

In respect of all grants of options, the price per Share deliverable upon the exercise of an option shall be not less than 100 percent of the fair market value of the Shares at the time the option is granted. The fair market value shall be the closing market price of the Shares on the day before the option is granted or, if there is no sale on such date, then the closing price on the last previous day on which a sale is reported. References to sales shall be to those on The Toronto Stock Exchange.

6.	Terms of Options

The term during which each option may be exercised shall be determined by the Committee, but in no event shall an option be exercisable in whole or in part more than 10 years from the date it is granted. All rights pursuant to an option shall, unless sooner terminated, expire on the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The options comprising each installment may be exercised in whole or in part at any time after such installment becomes exercisable. No option granted to a third party service provider shall become exercisable unless the services are rendered on a continuous basis for at least 12 months. The Committee may, in its sole discretion, accelerate the time at which any option may be exercised in whole or in part. Such discretion may be exercised in any circumstances deemed appropriate by the Committee including, but without limitation, the threat (actual or perceived) of a take-over bid for voting control of the Corporation. If there is a take-over bid for the Corporation and the Committee does not accelerate the time at which any option may be exercised, then all options will become exercisable no later than the time the acquisitor becomes entitled to take up and pay for the Shares of the Corporation acquired pursuant to the bid.

7.	Exercise of Options

Options may be exercised upon payment in full in cash (which may include settlement by cheque or wire transfer of funds) of the exercise price and, where applicable, the amount of any taxes required to be withheld and remitted by the Corporation in respect of the taxable stock option benefit arising from the option exercise.

Options may also be exercised by the option holder surrendering to the Corporation, in whole or in part, options covered by a grant and, in lieu of receiving the total number of Shares covered by the grant, receiving Shares, disregarding fractions, having a value equal to the difference between the volume weighted average trading price of the Shares on The Toronto Stock Exchange during the five trading days immediately preceding the surrender date and the exercise price of the option. To illustrate such an exercise, assume an option holder has an option to purchase 100 shares at $15 per share at a time when the volume weighted average trading price is $25 per share. In this case, the Corporation would issue 40 shares determined by multiplying 100 by 10 (25 minus 15) and dividing by 25. The remaining 60 shares deemed cancelled in satisfaction of the cashless exercise would be returned to the pool of Shares available for future grants under the Plan. Where applicable, the amount of any taxes required to be withheld and remitted by the Corporation in respect of the taxable stock option benefit arising from the option exercise must be paid to the Corporation in cash.

8.	Termination, Retirement or Death

The following provisions shall govern the rights of an option holder (or the estate of an option holder) whose service has terminated:

(i)
if the service of an option holder is terminated for cause, all options which are exercisable must be exercised within 10 days of termination, failing which they shall automatically lapse, and all options not exercisable at the time of termination shall immediately be forfeited;

(ii)
if the service of an option holder is terminated other than for cause, all options which are exercisable must be exercised within 90 days of termination, failing which they shall automatically lapse, and all options not exercisable at the time of termination shall immediately be forfeited;

(iii)
if an option holder resigns from service, all options which are exercisable must be exercised within 90 days of resignation, failing which they shall automatically lapse, and all options not exercisable at the time of resignation shall immediately be forfeited;

(iv)
if an option holder, having reached the full age of 62 years and completed five years of service, retires from service, all options which are exercisable must be exercised within three years of retirement, failing which they shall automatically lapse, and any options not exercisable at the time of retirement shall continue to vest for three years from retirement and must (once they have vested) be exercised during the three year period measured from the date of retirement; and

(v)
if an option holder dies while in the service of the Corporation or a subsidiary or after retirement, the terms of all options shall immediately become accelerated such that the options are fully vested and immediately exercisable and all options must be exercised within 180 days of the date of the option holder’s death.

In all cases of termination of service under this paragraph, the right of the option holder to exercise an option shall not continue past the expiry date specified at the time of grant.

Notwithstanding the foregoing provisions of this paragraph, the Committee may, when appropriate and in the best interests of the Corporation, vary the option rights of an option holder whose service has been terminated; provided, however, that the option holder's rights are in result no less favourable to the option holder than would be the case had the Committee decided to take no action whatsoever.

9.	Certificate of Grant

Each person who receives a grant of options under the Plan shall receive a certificate of grant from the Corporation which shall specify the number of shares covered by the grant, the option exercise price, the term of the grant and such other provisions, consistent with the Plan, as may be established from time to time by the Committee. In addition, unless earlier provided, the Corporation shall provide a copy of the Plan to the option holder.

10.	Transferability of Grants

No grant under the Plan shall be transferable by an option holder otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and during the lifetime of the option holder such grants may be exercised only by the option holder or by the option holder’s guardian or legal representative.

11.	Listing and Registration

The obligation of the Corporation to deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction and any stock exchanges on which the Shares are listed for trading. If any Shares cannot be issued to an option holder for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Corporation to issue such Shares shall terminate and any exercise price paid by the option holder to the Corporation shall be returned to the option holder without interest or deduction.

12.	Adjustment of and Changes in Shares of the Corporation

In the event of a reorganization, recapitalization, change of shares, share split, spin-off, stock dividend, reclassification, subdivision or combination of shares, merger, consolidation, rights offering, or any other change in the corporate structure or Shares of the Corporation, the Committee shall make such adjustment as it deems appropriate in the number and kind of shares authorized by the Plan, in the number and kind of shares covered by grants made under the Plan and in the purchase prices of outstanding options.

13.	No Rights of Shareholders

Neither the option holder nor the option holder’s personal representative shall be, or have any of the rights and privileges of, a shareholder of the Corporation in respect of any Shares that may be acquired upon the exercise of any option in whole or in part, unless and until such Shares have been issued by the Corporation.

14.	Amendment

The Board may amend, suspend, discontinue or terminate the Plan and any outstanding option granted under the Plan, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation (provided that, in the case of an outstanding option, the option holder’s consent to such action shall be required unless the Board determines that the action would not materially and adversely affect such option holder), provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Corporation. No amendment to the Plan requiring the approval of the shareholders shall become effective until such approval is obtained.

(a)	The types of amendments that are not material that the Board is entitled to make without shareholder approval include the following:

(i)
amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(ii)	a change to the vesting provisions of the Plan or any option granted under the Plan; and

(iii)	a change to the termination provisions of the Plan or any option granted under the Plan which does not entail an extension beyond the original expiry date.

(b)	Shareholder approval shall be required for:

	(i)	an increase to the maximum number of Shares issuable under the Plan, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such Shares;

(ii)
any change which would have the potential of broadening or increasing the participation of, or the benefit to, insiders, including a reduction in the exercise price, an extension of the term of an option grant, and an amendment to the insider participation limit;

	(iii)	the addition of any form of financial assistance;

	(iv)	any amendment to a financial assistance provision which is more favourable to participants;

	(v)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving Shares while no cash consideration is received by the Corporation;

(vi)
any amendment that may lead to significant or unreasonable dilution in the Corporation’s outstanding Shares or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders; and

	(vii)	any amendment to the amending provisions of the Plan.

15.	Effective Date of the Plan

The Plan was created by the Board effective February 15, 2011 and confirmed by the holders of voting Shares of the Corporation in general meeting held •.

Questions and Further Assistance

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